SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Gleacher & Company, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

377341 10 2
(CUSIP Number)

Steve Wolosky, Esq.
Olshan Frome Wolosky LLP 65 East 55th Street New York, New York 10022 (212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 8, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 22 Pages)

______________________________
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 377341 10 2	13D	Page 2 of 22 Pages

1	NAME OF REPORTING PERSON Clinton Spotlight Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,434,002 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,434,002 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,434,002 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 377341 10 2	13D	Page 3 of 22 Pages

1	NAME OF REPORTING PERSON Clinton Magnolia Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 356,501 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 356,501 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 356,501 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 377341 10 2	13D	Page 4 of 22 Pages

1	NAME OF REPORTING PERSON Clinton Relational Opportunity Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,148,547 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,148,547 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,148,547 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 377341 10 2	13D	Page 5 of 22 Pages

1	NAME OF REPORTING PERSON Clinton Relational Opportunity, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,148,547 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,148,547 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,148,547 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 377341 10 2	13D	Page 6 of 22 Pages

1	NAME OF REPORTING PERSON Clinton Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,273,819 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,273,819 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,273,819 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%
14	TYPE OF REPORTING PERSON CO; IA

CUSIP NO. 377341 10 2	13D	Page 7 of 22 Pages

1	NAME OF REPORTING PERSON George E. Hall
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,273,819 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,273,819 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,273,819 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 377341 10 2	13D	Page 8 of 22 Pages

1	NAME OF REPORTING PERSON Scott Arnold
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,000 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,000 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 377341 10 2	13D	Page 9 of 22 Pages

1	NAME OF REPORTING PERSON Lee Fensterstock
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF; OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,800,175 shares of Common Stock*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,800,175 shares of Common Stock*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,800,175 shares of Common Stock*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2%*
14	TYPE OF REPORTING PERSON IN

*           Includes 2,000,000 shares underlying vested options.  See Item 5.

CUSIP NO. 377341 10 2	13D	Page 10 of 22 Pages

1	NAME OF REPORTING PERSON Kenneth Grossman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 40,000 shares of Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 40,000 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,000 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 377341 10 2	13D	Page 11 of 22 Pages

1	NAME OF REPORTING PERSON Thomas J. Hughes
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,666,667 shares of Common Stock*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,666,667 shares of Common Stock*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,666,667 shares of Common Stock*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1%*
14	TYPE OF REPORTING PERSON IN

*           Represents shares underlying restricted stock units and options that have vested or will vest within 60 days.  See Item 5.

CUSIP NO. 377341 10 2	13D	Page 12 of 22 Pages

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Gleacher & Company, Inc., a Delaware corporation (the “Issuer”).  The address of the Issuer’s principal executive office is 1290 Avenue of the Americas, New York, New York 10104.

Item 2.	IDENTITY AND BACKGROUND

(a) This Schedule 13D is filed by: (i) Clinton Spotlight Master Fund, L.P., a Cayman Islands exempted limited partnership (“SPOT”); (ii) Clinton Magnolia Master Fund, Ltd., a Cayman Islands exempted company (“CMAG”); (iii) Clinton Relational Opportunity Master Fund, L.P., a Cayman Islands exempted limited partnership (“CREL”); (iv) Clinton Relational Opportunity, LLC, a Delaware limited liability company, which serves as the investment manager to CREL (“CRO”); (v) Clinton Group, Inc., a Delaware corporation, which serves as the investment manager to SPOT and CMAG, is the sole member of CRO and has a sub-advisory agreement governing a portion of a mutual fund portfolio (“CASF”) that beneficially owns Common Stock (“CGI”); (vi) George E. Hall, a United States citizen, who serves as Chief Executive Officer of CGI (“Mr. Hall” and together with SPOT, CMAG, CREL, CRO and CGI, “Clinton”); (vii) Scott Arnold, a United States citizen (“Mr. Arnold”); (viii) Lee Fensterstock, a United States citizen (“Mr. Fensterstock”); (ix) Kenneth Grossman, a United States citizen (“Mr. Grossman”); and (x) Thomas J. Hughes, a United States citizen (“Mr. Hughes” and together with Clinton, Mr. Arnold, Mr. Fensterstock and Mr. Grossman, the “Reporting Persons”).

(b) The principal business address of CGI, CRO, Mr. Hall and Mr. Arnold is 601 Lexington Avenue, 51st Floor, New York, New York 10019.  The principal business address of SPOT, CMAG and CREL is c/o Credit Suisse Administration Services (Cayman) Ltd., P.O. Box 2003 GT, Grand Pavilion Commercial Centre, 802 West Bay Road, Grand Cayman, Cayman Islands.  The principal business address of Mr. Fensterstock is c/o Fensterstock Associates, LLC, 445 Lafayette Street, New York, New York 10003.  The principal business address of Mr. Grossman is 18 Norfolk Road, Great Neck, New York 11020.  The principal business address of Mr. Hughes is 1290 Avenue of the Americas, New York, New York 10104.

(c) The principal business of CGI and CRO is to provide investment management services to funds, private individuals and institutions.  The principal business of SPOT, CMAG and CREL is to invest in securities.  The principal business of Mr. Hall is to serve as Chief Executive Officer of CGI.  The principal business of Mr. Arnold is to serve as Senior Portfolio Manager, Private Equity & ABS of CGI.  The principal business of Mr. Fensterstock is to serve as Chairman and Chief Executive Officer of Fensterstock Associates, LLC, an investment firm.  The principal business of Mr. Grossman is to serve as a consultant to the chief executive officer of Signature Group Holdings, Inc., a diversified business and financial services enterprise, and as a director of Lehman Brothers Special Funding, Inc.  The principal business of Mr. Hughes is to serve as Chief Executive Officer of the Issuer.

(d) None of the Reporting Persons or persons listed on Appendix A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons or persons listed on Appendix A has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Hall, Mr. Arnold, Mr. Fensterstock, Mr. Grossman and Mr. Hughes are citizens of the United States.

The name, citizenship, present principal occupation or employment and business address of each director and executive officer or general partner, as applicable, of CGI, SPOT, CMAG, CREL and CRO is set forth in Appendix A attached hereto.  To the best of the Reporting Persons’ knowledge, except as set forth in this statement on Schedule 13D, none of such individuals owns any shares of Common Stock.

CUSIP NO. 377341 10 2	13D	Page 13 of 22 Pages

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Clinton used a total of approximately $2,698,000 (including brokerage commissions) in the aggregate to acquire the shares of Common Stock reported herein as beneficially owned by Clinton. Mr. Arnold used a total of approximately $3,540 (excluding brokerage commissions) in the aggregate to acquire the shares of Common Stock reported herein as beneficially owned by him.  Mr. Fensterstock used a total of approximately $1,038,467 (excluding brokerage commissions) in the aggregate to acquire the shares of Common Stock reported herein as beneficially owned by him.  Mr. Grossman used a total of approximately $26,400 (including brokerage commissions) in the aggregate to acquire the shares of Common Stock reported herein as beneficially owned by him.

Funds for the purchase of the Common Stock reported herein as beneficially owned by Clinton were derived from (i) available working capital of SPOT, for the shares of Common Stock held directly by it; (ii) available working capital of CMAG, for the shares of Common Stock held directly by it; (iii) available working capital of CREL, for the shares of Common Stock held directly by it; (iv) available working capital of CASF, for the shares of Common Stock held directly by it; and (vv) margin borrowings described in the following sentence, for the shares of Common Stock held directly by SPOT, CMAG, CREL and CASF. Such Common Stock is held by Clinton in commingled margin accounts, which may extend margin credit to Clinton from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account. The margin accounts bear interest at a rate based upon the broker’s call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Common Stock reported herein as beneficially owned by Clinton.

The Common Stock reported herein as beneficially owned by Mr. Arnold was purchased solely with the personal funds of Mr. Arnold and none of the proceeds used to purchase the Common Stock reported herein as beneficially owned by him were provided through borrowings of any nature.

The Common Stock reported herein as beneficially owned by Mr. Fensterstock was purchased with the personal funds of Mr. Fensterstock and represents certain equity awards granted by the Issuer, and none of the proceeds used to purchase the Common Stock reported herein as beneficially owned by him were provided through borrowings of any nature.

The Common Stock reported herein as beneficially owned by Mr. Grossman was purchased solely with the personal funds of Mr. Grossman and none of the proceeds used to purchase the Common Stock reported herein as beneficially owned by him were provided through borrowings of any nature.

The Common Stock reported herein as beneficially owned by Mr. Hughes represents certain equity awards granted by the Issuer.

The shares of Common Stock reported herein as beneficially owned by Mr. Arnold, Mr. Fensterstock and Mr. Grossman are held in either cash accounts or margin accounts in the ordinary course of business.

CUSIP NO. 377341 10 2	13D	Page 14 of 22 Pages

Item 4.	PURPOSE OF TRANSACTION

Certain of the Reporting Persons initially acquired beneficial ownership of the Common Stock of the Issuer for investment purposes because they believed the Issuer’s Common Stock represented an attractive investment opportunity.  The Reporting Persons believe that the Common Stock at current market prices is undervalued.

On April 8, 2013, CREL, in compliance with the bylaws of the Issuer, submitted its formal notice of intent (the “Notice”) to nominate directors at the 2013 annual meeting of stockholders of the Issuer (including any adjournment or postponement thereof or any special meeting held in lieu thereof) (the “Annual Meeting”). The Notice stated that, at the Annual Meeting, CREL intended to nominate for election as directors of the Issuer Scott Arnold, Joseph A. De Perio, Russell P. Echlov, Lee Fensterstock, Bruce M. Greenwald, Kenneth Grossman, Frederick W. Hatfield, Thomas J. Hughes, Adrian P. Kingshott, Tracy B. McKibben, Raymond C. Mikulich and Donald H. Putnam (collectively, the “Nominees”), to be determined in CREL’s sole discretion in the event there are less than twelve directors to be elected at the Annual Meeting. CREL believes that the Nominees would help create value for stockholders if they were elected to the Board of Directors of the Issuer (the “Board”) because the Nominees have decades of combined experience and expertise from their financial, investment, regulatory and directorship roles that would be invaluable in executing a rapid turnaround plan for the Issuer and redefining it as a publicly-traded asset management firm with the capacity to generate a consistent source of revenue and profitability.

The Reporting Persons are presently considering whether to conduct a proxy solicitation (the “Proxy Solicitation”) to elect Nominees to the Board at the Annual Meeting.

Certain of the Reporting Persons have, from time to time, engaged in discussions with management and the Board regarding the Issuer’s business, management, strategic alternatives and direction, board composition and related matters, including, without limitation, the need for the Board to adopt a tax benefit preservation plan to preserve and maximize the value of the Issuer’s meaningful net operating loss carryforwards and other tax attributes.  Certain of the Reporting Persons may continue to discuss such matters with the Issuer’s management and Board as well as other stockholders of the Issuer and third parties.  Mr. Hughes is Chief Executive Officer of the Issuer and accordingly may take such actions or participate in such discussions in the ordinary course of the Issuer’s business.

Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the Board, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional shares of Common Stock or selling some or all of their shares of Common Stock, and/or otherwise changing their intention with respect to any and all matters referred to in subparagraphs (a) – (j) of Item 4 of Schedule 13D.

CUSIP NO. 377341 10 2	13D	Page 15 of 22 Pages

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) The aggregate number and percentage of shares of Common Stock to which this Schedule 13D relates is 9,785,661 shares of Common Stock, constituting approximately 7.7% of the Issuer’s currently outstanding Common Stock. The aggregate number and percentage of shares of Common Stock reported herein are based upon the 123,242,192 shares of Common Stock outstanding as of February 28, 2013, as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2012, filed with the Securities and Exchange Commission on March 18, 2013.

	(i)	SPOT:
		(a)	As of the date hereof, SPOT may be deemed the beneficial owner of 1,434,002 shares of Common Stock. Percentage: Approximately 1.2% as of the date hereof.
		(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,434,002 shares of Common Stock
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,434,002 shares of Common Stock

	(ii)	CMAG:
		(a)	As of the date hereof, CMAG may be deemed the beneficial owner of 356,501 shares of Common Stock. Percentage: Approximately 0.3% as of the date hereof.
		(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 356,501 shares of Common Stock
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 356,501 shares of Common Stock

	(iv)	CREL:
		(a)	As of the date hereof, CREL may be deemed the beneficial owner of 2,148,547 shares of Common Stock. Percentage: Approximately 1.7% as of the date hereof.
		(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,148,547 shares of Common Stock
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition 2,148,547 shares of Common Stock

	(v)	CRO
		(a)	As of the date hereof, CRO may be deemed the beneficial owner of 2,148,547 shares of Common Stock. Percentage: Approximately 1.7% as of the date hereof.
		(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,148,547 shares of Common Stock
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,148,547 shares of Common Stock

	(v)	CGI:
		(a)	As of the date hereof, CGI may be deemed the beneficial owner of 4,273,819 shares of Common Stock. Percentage: Approximately 3.5% as of the date hereof.
		(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,273,819 shares of Common Stock
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,273,819 shares of Common Stock

	(vi)	Mr. Hall:
		(a)	As of the date hereof, Mr. Hall may be deemed the beneficial owner of 4,273,819 shares of Common Stock. Percentage: Approximately 3.5% as of the date hereof.
		(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,273,819 shares of Common Stock
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,273,819 shares of Common Stock

CUSIP NO. 377341 10 2	13D	Page 16 of 22 Pages

(vii)	Mr. Arnold:
	(a)	As of the date hereof, Mr. Arnold may be deemed the beneficial owner of 5,000 shares of Common Stock. Percentage: Approximately 0.0% as of the date hereof.
	(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 5,000 shares of Common Stock
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 5,000 shares of Common Stock

(viii)	Mr. Fensterstock:
(a)
As of the date hereof, Mr. Fensterstock may be deemed the beneficial owner of 2,800,175 shares of Common Stock, including 2,000,000 shares underlying vested options.
  Percentage: Approximately 2.2% as of the date hereof.

	(b)	1. Sole power to vote or direct vote: 2,800,175 shares of Common Stock
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,800,175 shares of Common Stock
4. Shared power to dispose or direct the disposition: 0

(ix)	Mr. Grossman:
	(a)	As of the date hereof, Mr. Grossman may be deemed the beneficial owner of 40,000 shares of Common Stock. Percentage: Approximately 0.0% as of the date hereof.
	(b)	1. Sole power to vote or direct vote: 40,000 shares of Common Stock
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 40,000 shares of Common Stock
4. Shared power to dispose or direct the disposition: 0

(x)	Mr. Hughes:
(a)
As of the date hereof, Mr. Hughes may be deemed the beneficial owner of 2,666,667 shares of Common Stock underlying restricted stock units and options that have vested or will vest within 60 days.
Percentage: Approximately 2.1% as of the date hereof.

	(b)	1. Sole power to vote or direct vote: 2,666,667 shares of Common Stock
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,666,667 shares of Common Stock
4. Shared power to dispose or direct the disposition: 0

CUSIP NO. 377341 10 2	13D	Page 17 of 22 Pages

By virtue of the Proxy Solicitation, Clinton and the Nominees may be deemed to have formed a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and may be deemed to beneficially own an aggregate of 9,785,661 shares of Common Stock, constituting approximately 7.7% of the shares of Common Stock outstanding.  None of the Nominees, other than Mr. Arnold, Mr. Fensterstock, Mr. Grossman and Mr. Hughes, beneficially owns Common Stock or other securities of the Issuer.  Each Nominee, other than Mr. Arnold, Mr. Fensterstock, Mr. Grossman and Mr. Hughes, expressly disclaims beneficial ownership of the shares of Common Stock beneficially owned by the Reporting Persons.  Each of Mr. Arnold, Mr. Fensterstock, Mr. Grossman and Mr. Hughes expressly disclaims beneficial ownership of the shares of Common Stock beneficially owned by the other Reporting Persons.  Clinton expressly disclaims beneficial ownership of the shares of Common Stock beneficially owned by Mr. Arnold, Mr. Fensterstock, Mr. Grossman and Mr. Hughes.

(b)           By virtue of its investment management agreement with CREL, CRO has the power to vote or direct the voting, and to dispose or direct the disposition, of the 2,148,547 shares of Common Stock beneficially owned by CREL.  By virtue of its investment management agreements with SPOT and CMAG, its ownership of CRO and a sub-advisory agreement governing CASF that beneficially owns 334,769 shares of Common Stock, CGI has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 4,273,819 shares of Common Stock beneficially owned by SPOT, CMAG, CREL and CASF.  By virtue of his direct and indirect control of CGI, Mr. Hall is deemed to have shared voting power and shared dispositive power with respect to all Common Stock as to which CGI has voting power or dispositive power.  Mr. Arnold has shared voting and dispositive power with his wife over the 5,000 shares of Common Stock beneficially owned by him.  Mr. Fensterstock has sole voting and dispositive power over the 2,800,175 shares of Common Stock beneficially owned by him.  Mr. Grossman has sole voting and dispositive power over the 40,000 shares of Common Stock beneficially owned by him.  Mr. Hughes has sole voting and dispositive power over the 2,666,667 shares of Common Stock beneficially owned by him.

(c)           Information concerning transactions in the Common Stock effected by the Reporting Persons during the past sixty days is set forth in Appendix B hereto and is incorporated herein by reference.  Unless otherwise indicated, all of such transactions were effected in the open market.

(d)           No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported herein.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto.  A copy of such agreement is attached as Exhibit 1 to this Schedule 13D and is incorporated by reference herein.

The Nominees (other than Scott Arnold and Joseph De Perio) have each entered into a nominee agreement (each, a “Nominee Agreement” and collectively, the “Nominee Agreements”) pursuant to which CGI has agreed to pay the costs of soliciting proxies in connection with the Annual Meeting, and to defend and indemnify such Nominees against, and with respect to, any losses that may be incurred by them in the event they become a party to litigation based on their nomination as candidates for election to the Board and the solicitation of proxies in support of their election.  This summary of the Nominee Agreements is qualified in its entirety by reference to the full text of the Form of Nominee Agreement, a copy of which is attached as Exhibit 2 to this Schedule 13D and is incorporated by reference herein.

Mr. Arnold, Mr. Fensterstock and Mr. Grossman have each executed a power of attorney with respect to the execution and filing of this Schedule 13D and any amendments thereto.  Copies of such powers of attorney are attached as Exhibit 3 to this Schedule 13D.

Other than the joint filing agreement, Nominee Agreements and powers of attorney, there are no contracts, arrangements, understandings or relationships among the Reporting Persons or between the Reporting Persons and any other person with respect to securities of the Issuer.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit	Description
1	Joint Filing Agreement, dated April 18, 2013
2	Form of Nominee Agreement
3	Powers of Attorney

CUSIP NO. 377341 10 2	13D	Page 18 of 22 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  April 18, 2013

CLINTON SPOTLIGHT MASTER FUND, L.P.
By: Clinton Group, Inc., its investment manager

/s/ Francis Ruchalski
Name: Francis Ruchalski
Title: Chief Financial Officer

CLINTON MAGNOLIA MASTER FUND, LTD.

By: Clinton Group, Inc., its investment manager

/s/ Francis Ruchalski
Name: Francis Ruchalski
Title: Chief Financial Officer

CLINTON RELATIONAL OPPORTUNITY MASTER FUND, L.P. By: Clinton Relational Opportunity, LLC, its investment manager

/s/ John Hall
Name: John Hall
Title: Authorized Signatory

CLINTON RELATIONAL OPPORTUNITY, LLC

/s/ John Hall
Name: John Hall
Title: Authorized Signatory

CUSIP NO. 377341 10 2	13D	Page 19 of 22 Pages

CLINTON GROUP, INC.

/s/ Francis Ruchalski
Name: Francis Ruchalski
Title: Chief Financial Officer

/s/ George E. Hall
George E. Hall

/s/ John Hall
John Hall, as attorney-in-fact for Scott Arnold, Lee Fensterstock and Kenneth Grossman

/s/ Thomas J. Hughes
Thomas J. Hughes

CUSIP NO. 377341 10 2	13D	Page 20 of 22 Pages

Appendix A

Directors and Executive Officers of Certain Reporting Persons

CLINTON GROUP, INC.

The following sets forth the name, position and principal occupation of each director and executive officer of CGI.  Each such person is a citizen of the United States of America.  The business address of each director and executive officer is 601 Lexington Avenue, 51st Floor, New York, New York 10022.

Name	Position and Principal Occupation
George E. Hall	Director, Chief Executive Officer and President
Francis A. Ruchalski	Director and Chief Financial Officer
John L. Hall	Director and Secretary
Nader Behbehani	Chief Compliance Officer

CLINTON SPOTLIGHT MASTER FUND, L.P.

Clinton Spotlight GP, LLC, a Delaware limited liability company, is the general partner of SPOT.  George Hall is the controlling person of Clinton Spotlight GP, LLC.

CLINTON MAGNOLIA MASTER FUND, LTD.

The following sets forth the name, principal occupation and business address of each director of CMAG.  There are no executive officers of CMAG.  Each such person is a citizen of the United Kingdom.

Name	Principal Occupation	Business Address
Jane Fleming	Client Accountant of Queensgate Bank & Trust Company Ltd.	c/o Queensgate Bank & Trust Company Ltd., Harbour Place, 5th Floor, 103 South Church Street, P.O. Box 30464 SMB, Grand Cayman, Cayman Islands
Dennis Hunter	Director of Queensgate Bank & Trust Company Ltd.	c/o Queensgate Bank & Trust Company Ltd., Harbour Place, 5th Floor, 103 South Church Street, P.O. Box 30464 SMB, Grand Cayman, Cayman Islands
Roger Hanson	Director of dms Management Ltd.	c/o dms Management Ltd., P.O. Box 31910 SMB, Ansbacher House, 20 Genesis Close, Grand Cayman, Cayman Islands

CLINTON RELATIONAL OPPORTUNITY MASTER FUND, L.P.

Clinton Relational Opportunity GP LLC, a Delaware limited liability company, is the general partner of CREL.  George Hall is the controlling person of Clinton Relational Opportunity GP LLC.

CLINTON RELATIONAL OPPORTUNITY, LLC

George Hall is the controlling person of CRO.

CUSIP NO. 377341 10 2	13D	Page 21 of 22 Pages

Appendix B

TRANSACTIONS IN THE ISSUER’S SHARES OF COMMON STOCK BY THE REPORTING PERSONS DURING THE PAST SIXTY DAYS

This Appendix sets forth information with respect to each purchase and sale of Common Stock that was effectuated by a Reporting Person during the past sixty days.  As of the date of this Schedule 13D, SPOT, CMAG, CREL, CASF, Mr. Arnold, Mr. Fensterstock, Mr. Grossman and Mr. Hughes are the only Reporting Persons that directly own Common Stock.  Unless otherwise indicated, all transactions were effectuated in the open market through a broker.

SPOT

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
19-Mar-13	283,711	0.635
20-Mar-13	330,000	0.653
21-Mar-13	770,000	0.638

CMAG

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
12-Mar-13	4,000	0.597
12-Mar-13	(2,800)	0.555

CREL

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
05-Mar-13	10,000	0.556
07-Mar-13	75,000	0.536
11-Mar-13	200,000	0.561
12-Mar-13	905,786	0.578
13-Mar-13	206,072	0.618
14-Mar-13	338,332	0.659
15-Mar-13	112,860	0.687
18-Mar-13	270,006	0.671
19-Mar-13	(15,000)	0.614

CASF

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
07-Mar-13	25,000	0.548
11-Mar-13	100,000	0.561
12-Mar-13	100,000	0.578
13-Mar-13	24,934	0.617
14-Mar-13	37,660	0.659
15-Mar-13	12,540	0.687
18-Mar-13	34,635	0.671

CUSIP NO. 377341 10 2	13D	Page 22 of 22 Pages

Mr. Fensterstock

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
4-Mar-13	(5,000)	0.579
12-Mar-13	(5,000)	0.579
13-Mar-13	(5,000)	0.579
14-Mar-13	(5,000)	0.619
14-Mar-13	(5,000)	0.648
15-Mar-13	(5,000)	0.649
18-Mar-13	(5,000)	0.629
19-Mar-13	(5,000)	0.600
20-Mar-13	(5,000)	0.629
22-Mar-13	(5,000)	0.599
27-Mar-13	(5,000)	0.579
28-Mar-13	(5,000)	0.589
1-Apr-13	(5,000)	0.589
2-Apr-13	(5,000)	0.599
4-Apr-13	(5,000)	0.619
5-Apr-13	(5,000)	0.639

Mr. Grossman

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
4-Apr-13	20,000	0.640
5-Apr-13	20,000	0.665